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Exhibit 16.1


March 20, 2002

Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K dated March 20, 2002, of EntrePort Corporation and are in agreement with the statements contained in the fourth paragraph on page 2 therein. We have no basis to agree or disagree with the statements of the registrant contained therein.


Very truly yours,


Ernst & Young, LLP
San Diego, California